Class F Expense Limitation Agreement

August 21, 2017

Griffin Institutional Access Credit Fund
Griffin Capital Plaza
1520 E. Grand Avenue
El Segundo, CA 90245

Dear Board Members:

You have engaged us to act as the investment adviser to the Griffin Institutional Access Credit Fund (the “Trust” or the “Fund”), pursuant to a Management Agreement dated as of January 19, 2017 (“Management Agreement”).

Commencing on the first date of operations for the Class F shares, we agree to waive management fees attributable to Class F shares and reimburse the Fund for all expenses the Fund incurs attributable to Class F shares to the extent necessary to maintain the Fund's total annual operating expenses after fee waivers and/or reimbursement (including taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) to the extent that they exceed 1.85% per annum of the Fund’s average daily net assets attributable to Class F shares. In consideration of the Griffin Capital Credit Advisor, LLC's agreement to limit the Fund's expenses, the Fund has agreed to repay Griffin Capital Credit Advisor, LLC in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses paid not more than three years from the date in which they were incurred; and (2) the reimbursement may not be made if it would cause the Expense Limitation to be exceeded.

Additionally, the Expense Limitation Agreement shall continue in effect so long as Class F shares are outstanding, provided that the Expense Limitation Agreement will automatically terminate if the Management Agreement for the Fund is terminated with such termination effective upon the effective date of the Management Agreement’s termination for the Fund (except that Griffin Capital Advisor, LLC shall maintain its right to repayment if the termination of Management Agreement is caused by a change in control of Griffin Capital, LLC). Furthermore, the Expense Limitation Agreement may not be terminated by Griffin Capital Credit Advisor, LLC, but may be terminated by the Fund's Board of Trustees, on written notice to Griffin Capital Credit Advisor, LLC. This Expense Limitation Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

[SIGNATURE PAGE IMMEDIATELY FOLLOWS]

Yours Very Truly,

Griffin Capital Credit Advisor, LLC

By:	/s/ Kevin Shields
Name:	Kevin Shields
Title:	Chief Executive Officer
Date:	August 21, 2017

ACCEPTANCE:

The foregoing Agreement is hereby accepted.

GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND

By:	/s/ Randy Anderson
Name:	Randy Anderson
Title:	Chairman
Date:	August 21, 2017